SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

SINA Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G81477104

(CUSIP Number)

April 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,500 (1)(2)

(6) Shared Voting Power 3,913,534 (1)(2)

(7) Sole Dispositive Power 30,500 (1)(2)

(8) Shared Dispositive Power 3,913,534 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and, as such, may exercise voting and dispositive power over the 30,500 shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 3,913,534 (1)(2)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 3,913,534 (1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)(2)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) CO

(1) Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and, as such, may exercise voting and dispositive power over the 30,500 shares directly owned by Capital Ventures International.

(1)	Names of Reporting Persons G1 Execution Services, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 9,888 (1)

(6) Shared Voting Power 3,913,534 (1)

(7) Sole Dispositive Power 9,888 (1)

(8) Shared Dispositive Power 3,913,534 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1)  Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Capital Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 80,620 (1)

(6) Shared Voting Power 3,913,534 (1)

(7) Sole Dispositive Power 80,620 (1)

(8) Shared Dispositive Power 3,913,534 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1)  Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Fundamental Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 648,000 (1)

(6) Shared Voting Power 3,913,534 (1)

(7) Sole Dispositive Power 648,000 (1)

(8) Shared Dispositive Power 3,913,534 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) OO

(1) Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Investment Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 199,344 (1)

(6) Shared Voting Power 3,913,534 (1)

(7) Sole Dispositive Power 199,344 (1)

(8) Shared Dispositive Power 3,913,534 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 2,945,182 (1)

(6) Shared Voting Power 3,913,534 (1)

(7) Sole Dispositive Power 2,945,182 (1)

(8) Shared Dispositive Power 3,913,534 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,534 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group, Susquehanna Securities and G1 Execution Services, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Susquehanna Advisors Group, Inc. and Susquehanna Fundamental Investments, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

Item 1.
	(a)	Name of Issuer SINA Corporation
	(b)	Address of Issuer’s Principal Executive Offices 37F, Jin Mao Tower 88 Century Boulevard, Pudong Shanghai 200121, China

Item 2(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock, par value $0.133 per share, of the Company (the “Shares”).

(i)    Capital Ventures International

(ii)   Susquehanna Advisors Group, Inc.

(iii)  G1 Execution Services, LLC

(iv)  Susquehanna Capital Group

(v)   Susquehanna Fundamental Investments, LLC

(vi)  Susquehanna Investment Group

(vii) Susquehanna Securities

Item 2(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

P.O. Box 897

Windward 1, Regatta Office Park

West Bay Road

Grand Cayman, KY1-1103

Cayman Islands

The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Capital Group, Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group and Susquehanna Securities is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

The address of the principal business office of G1 Execution Services, LLC is:

440 S. LaSalle Street

Suite 3030

Chicago, IL  60605

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).		Title of Class of Securities Common Stock
Item 2(e)		CUSIP Number G81477104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The amount beneficially owned by Susquehanna Capital Group includes options to buy 54,300 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Investment Group includes options to buy 92,300 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Securities includes options to buy 1,743,900 shares of the Company’s Common Stock.  The Company’s annual report, on Form 20-F, filed with the United States Securities and Exchange Commission on April 29, 2014, indicates that there were 66,082,830 shares of Common Stock outstanding as of March 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.        Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 25, 2014

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited
Power of Attorney, a copy of which is filed as Exhibit I hereto.		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

G1 EXECUTION SERVICES, LLC		SUSQUEHANNA CAPITAL GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Secretary	Title:	Authorized Signatory

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	General Counsel

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

I	Limited Power of Attorney executed by Capital Ventures International, in favor of Susquehanna Advisors Group, Inc.

II

Joint Filing Agreement, dated August 25, 2014, pursuant to Rule 13d-1(k) among Capital Ventures International, Susquehanna Advisors Group, Inc., G1 Execution Services, LLC, Susquehanna Capital Group, Susquehanna Fundamental Investments, LLC, Susquehanna Investment Group and Susquehanna Securities.

EXHIBIT I

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 4th day of December, 2012 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Windward 1, Regatta Office Park, West Bay Road, Grand Cayman KY1-1103, Cayman Islands,

WHEREAS, by agreement dated December 4, 2012, by and between the Company and Susquehanna Advisors Group, Inc., the Company expressly authorized Susquehanna Advisors Group, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that William Walmsley, Director of the Company, hereby appoints on behalf of the Company the firm of SUSQUEHANNA ADVISORS GROUP, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

Capital Ventures International

/s/ William Walmsley
William Walmsley.
Director

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of SINA Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 25, 2014

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. its authorized agent		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title:	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

G1 EXECUTION SERVICES, LLC		SUSQUEHANNA CAPITAL GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Secretary	Title:	Authorized Signatory

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	General Counsel

SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary